UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

As previously disclosed, on May 28, 2025, TROOPS, Inc. (the “Company”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Wang & Lee Holdings, Inc. (the “Shareholder”), pursuant to which the Company issued and sold to the Shareholder 14,050,000 ordinary shares of the Company (the “Shares”), for an aggregate price of US$12,645,000 (the Consideration”). The Company and the Shareholder also entered into a lock-up agreement (the “Lock-Up Agreement”) in relation to the Agreement, pursuant to which the Shareholder agrees that during a ten year lock-up period from the closing date of the Agreement (the “Lock-Up Period”), without the prior written consent of the Company, the Shareholder would not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares, now owned by the Shareholder or any affiliate of the Shareholder or with respect to which the Shareholder or any affiliate of the Shareholder has acquired the power of disposition; (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares, whether any such transaction is to be settled by delivery of Shares, in cash or otherwise; or (c) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Shares. Pursuant to the Lock-Up Agreement, the Company shall also have an irrevocable exclusive option to repurchase the Shares (the “Repurchase Option”) prior to the expiration of the Lock-Up Period.

On July 18, 2025, the Shareholder agreed to the Company’s notice to exercise its Repurchase Option, and on July 22, 2025, the Company entered into a stock repurchase agreement (the “Stock Repurchase Agreement”) with the Shareholder, pursuant to which the Shareholder agreed to sell, and the Company agreed to repurchase 4,400,000 Shares at a purchase price of US$0.90 per share, for a total purchase price of US$3,960,000 (the “Purchase Price”). The closing of the Stock Repurchase Agreement occurred on July 24, 2025.

The form of the Agreement is filed as Exhibit 99.1 to this Form 6-K and incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

On July 25, 2025, the Company issued a press release announcing the Share Repurchase. The full text of the Press Release is attached as Exhibit 99.2 to the Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description

99.1	Form of Stock Repurchase Agreement, dated July 22, 2025
99.2	Press Release, dated July 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: July 25, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer